UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 under the Exchange Act

                               ------------------

                       Applied Spectrum Technologies, Inc.
                       -----------------------------------
             (Exact name of registrant as specified in its charter)


          Delaware                     0-16397                   41-2185030
-------------------------------     --------------           ------------------
(State or other jurisdiction         (Commission                (IRS Employer
      of incorporation)              File Number             Identification No.)

65 Norwood Avenue, Upper Montclair, NJ                                07043
---------------------------------------                           --------------
(Address of Principal Executive Offices)                            (Zip Code)


Registrant's telephone number, including area code  (973) 783-1117
                                                   ----------------

                       APPLIED SPECTRUM TECHNOLOGIES, INC.
                                65 Norwood Avenue
                            Upper Montclair, NJ 07043


                              INFORMATION STATEMENT

      The Board of Directors of Applied Spectrum Technologies, Inc., a Delaware corporation, is furnishing this information statement in connection with the sale of certain shares of Applied Spectrum's common stock pursuant to a securities purchase agreement ("Purchase Agreement") dated as of December 14, 2005, between KI Equity Partners III, LLC ("KI Equity"), a Delaware limited liability company, and Norwood Venture Corp. ("Norwood Venture"), a Delaware corporation and an approximately 77.3% stockholder of Applied Spectrum. Mark R. Littell, our sole officer and director, is the President and controlling stockholder of Norwood Venture. The Purchase Agreement provides that Mark R. Littell shall resign his officer positions with Applied Spectrum effective as of the closing date of the sale of the shares contemplated by the Purchase Agreement ("Closing") and that Applied Spectrum shall, effective as of the Closing, appoint Kevin R. Keating as a director, and the President, Treasurer and Secretary of Applied Spectrum.

      The Purchase Agreement further contemplates that Mark R. Littell will continue as a director of the Company following the Closing until such time as we comply with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act. This information statement is being filed and mailed to stockholders on or about December 19, 2005. As such, Mark R. Littell is expected to submit his resignation as a director of the Company effective as of the expiration of the ten (10) day period following the filing and mailing of this information statement. We will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors and officers as set forth above so as to enable Kevin R. Keating to be appointed as a director and officer in accordance with the Purchase Agreement effective as of the Closing. Mark R. Littell has also indicated his intent to resign as an officer effective on the Closing and as a director effective as the expiration of the ten (10) day period following the filing and mailing of this information statement.

      This information statement is being furnished to the holders of record of our outstanding shares of common stock on December 14, 2005. We anticipate that this information statement will be mailed or furnished on or about December 19, 2005 to all stockholders of record on December 14, 2005. This information statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under the Exchange Act solely for informational purposes and not in connection with a vote of our stockholders.

      No action is required by the stockholders of Applied Spectrum in connection with this information statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Applied Spectrum's stockholders of record of the information set forth in this information statement at least 10 days prior to the date a change in a majority of Applied Spectrum's directors occurs (otherwise than at a meeting of Applied Spectrum's stockholders). Accordingly, the change in a majority of Applied Spectrum's directors will not occur until at least 10 days following the filing and mailing of this information statement.

      For purposes of this information statement, Applied Spectrum Technologies, Inc. may be referred to herein as "Applied Spectrum", the "Company" or by "our", "we" or "us".

      PLEASE NOTE THAT THIS IS NOT A REQUEST FOR YOUR VOTE OR A PROXY STATEMENT, BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE ACTION TO BE TAKEN TO CHANGE THE BOARD OF DIRECTORS IN CONNECTION WITH A SECURITIES PURCHASE AGREEMENT PROVIDING FOR THE SALE OF 77.3% OF THE OUTSTANDING SHARES OF COMMON STOCK OF APPLIED SPECTRUM. APPLIED SPECTRUM IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

      WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


      PLEASE NOTE THAT THIS IS NOT AN OFFER TO PURCHASE YOUR SHARES.


                     PROPOSED CHANGE IN CONTROL TRANSACTION

      On December 14, 2005, Norwood Venture and KI Equity entered into the Purchase Agreement, which provides that, at the Closing, Norwood Venture will sell 2,282,562 shares of common stock, representing approximately 77.3% of our outstanding shares of common stock, to KI Equity at a price of $175,000. The closing of the transaction contemplated by the Purchase Agreement is contingent on several factors, including but not limited to the delivery of various closing documents and certificates, the resignation of our existing officers as of the Closing, and resignation of our current sole director effective upon the expiration of the ten-day period after the filing and mailing of this information statement to our record stockholders.

                                VOTING SECURITIES

      Our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder of the share to one vote. As of the date of this information statement, there were 2,953,941 shares of our common stock outstanding.

                          BUSINESS OF APPLIED SPECTRUM

      Applied Spectrum is currently a shell company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Applied Spectrum would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

                             DIRECTORS AND OFFICERS

         The following table sets forth the names, positions and ages of Applied Spectrum's executive officers and directors. All of our directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

            Name                  Age                      Position
-----------------------------  -----------  ------------------------------------
Mark R. Littell                    54       Chief  Executive  Officer,  Chief
                                            Financial Officer and Director


      Mark R. Littell has been the Chief Executive Officer, Chief Financial Officer and a Director of Applied Spectrum since January 1998. Since May 1988, Mr. Littell has been the President and controlling stockholder of Norwood Venture Corp., a Small Business Investment Company ("SBIC"). Norwood Venture is the controlling stockholder of Applied Spectrum.

                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

      Applied Spectrum's board of directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. Applied Spectrum is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Applied Spectrum's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. Applied Spectrum's board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Code of Ethics

      A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

      o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

      o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

      o     Compliance with applicable governmental laws, rules and regulations;

      o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

      o     Accountability for adherence to the code.

      Due to the limited scope of Applied Spectrum's current operations, Applied Spectrum has not adopted a corporate code of ethics that applies to its principal executive officer, principal accounting officer, or persons performing similar functions.

Board Meetings; Nominating and Compensation Committees

      Applied Spectrum's directors and officers do not receive remuneration from Applied Spectrum unless approved by the Board of Directors or pursuant to an employment contract. Applied Spectrum has no employment contracts currently in place. Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated fixed compensation as director. No such payment shall preclude any director from serving Applied Spectrum in any other capacity and receiving compensation therefor. No compensation has been paid to Applied Spectrum's directors for attendance at any meetings during the last fiscal year.

      Applied Spectrum is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Applied Spectrum does not currently have a compensation committee. Applied Spectrum's Board of Directors is currently comprised of only one member, Mark R. Littell, who is also Applied Spectrum's sole officer acting as Chief Executive Officer and Chief Financial Officer. Applied Spectrum has no employees, and any compensation for its directors and officers must be approved by the Board of Directors.

      Applied Spectrum neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. Applied Spectrum does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of the sole member of the Board of Directors who is not independent. The Board of Directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the sole Board member, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

      Because the management and directors of Applied Spectrum are the same person, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Boards' attention by virtue of the co-extensive capacities served by Mark R. Littell.

Conflicts of Interest

      Certain conflicts of interest existed at September 30, 2005 and may continue to exist between Applied Spectrum and its sole officer and director due to the fact that he has other business interests to which he devotes his attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Applied Spectrum.

      Certain conflicts of interest may exist between Applied Spectrum and its management, and conflicts may develop in the future. Applied Spectrum has not established policies or procedures for the resolution of current or potential conflicts of interests between Applied Spectrum, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Applied Spectrum, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Applied Spectrum's management will try to resolve conflicts to the best advantage of all concerned.

Indemnification

      Under Delaware law and pursuant to our articles of incorporation and bylaws, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, our counsel has informed us that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Section 16(a) Beneficial Ownership Reporting

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that directors, executive officers and persons who own more than 10% of the outstanding common stock of certain reporting companies file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission ("SEC"). Officers, directors and stockholders who own more than 10% of the outstanding common stock of certain reporting companies are required by the SEC to furnish such companies with copies of all
Section 16(a) reports they file. Applied Spectrum is not required to comply with
Section 16(a). Accordingly, stock ownership information contained in this report is based on what is known to Applied Spectrum.


                        DIRECTOR AND OFFICER COMPENSATION

      The following Executive Compensation Chart highlights the compensation for Applied Spectrum's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years ended September 30, 2005, 2004 and 2003.




                                                                                 Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
------------------------------ ---------------------------------------- -------------------------- ----------- -----------------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP        All Other
      Principal                             Bonus       Compensation     Award(s)    SARs (#) (2)  Payouts       Compensation
      Position          Year   Salary ($)     ($)           ($)             ($)                       ($)            ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Mark R.  Littell (CEO   2005       $0          $0            $0             N/A          N/A          N/A            N/A
and CFO)                2004       $0          $0            $0             N/A          N/A          N/A            N/A
                        2003       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------


      There was no other compensation paid to Mark R. Littell during the fiscal year ended September 30, 2005 in his capacity as an officer or director of Applied Spectrum. There were no option grants to Mark R. Littell during the fiscal year ended September 30, 2005, and no options were exercised by Mark R. Littell during the fiscal year ended September 30, 2005.

      We did not pay any compensation to any director in the year ended September 30, 2005.


                           NEW DIRECTORS AND OFFICERS

      The Purchase Agreement provides that the current officers of Applied Spectrum shall resign effective as of the Closing and that Applied Spectrum shall, effective as of the Closing, appoint Mr. Kevin R. Keating as a director, and the President, Treasurer and Secretary of Applied Spectrum. Effective on the tenth (10th) day following the filing of this information statement with the SEC and the mailing of the same to the record stockholders of Applied Spectrum, Mark
R. Littell shall resign as a director of Applied Spectrum. Mr. Keating has consented to serve in these capacities.

      Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is 64 years of age.

      To our knowledge, neither Mr. Keating nor any of his affiliates currently beneficially owns any equity securities or rights to acquire any securities of Applied Spectrum, and none of these persons has been involved in any transaction with Applied Spectrum or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the transactions that have been described in this information statement. To our knowledge, Mr. Keating is not currently a director of, nor does he hold any position with, Applied Spectrum, nor does he have a familial relationship with any director or executive officer of Applied Spectrum.


                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

      We have set forth in the following table certain information regarding our common stock beneficially owned as of December 14, 2005 for (i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. At December 14, 2005, 2,953,941 shares of our common stock were outstanding.

                                                      Number of Shares
               Name                                   Beneficially Owned*               Percent of Shares
               ----                                   -------------------               -----------------
Norwood Venture Corp.                                   2,282,562                               77.3%
c/o Mark R. Littell
65 Norwood Avenue
Montclair, NJ 07043 (1)

Mark R. Littell                                         2,282,562                               77.3%
65 Norwood Avenue
Montclair, NJ 07043 (2)

All  Executive  Officers and Directors as               2,282,562                               77.3%
a group (one person)

      * Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(1) Mark R. Littell is the President and controlling stockholder of Norwood Venture Corp. and exercises voting and investment power over with respect to the shares of common stock of Applied Spectrum owned by Norwood Venture.

(2) Includes the 2,282,562 shares of Applied Spectrum common stock owned by Norwood Venture over which Mark R. Littell has voting and investment control.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We anticipate that, in connection with the proposed sale by Norwood Venture of certain shares of our common stock as contemplated by the Purchase Agreement, Mark R. Littell and Norwood Venture will enter into an agreement releasing Applied Spectrum from any and all claims they have against Applied Spectrum.

      Kevin R. Keating is the father of Timothy J. Keating, the majority member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity Partners III, LLC, which is the party acquiring the controlling interest in Applied Spectrum pursuant to the Purchase Agreement. Keating
Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity Partners III, LLC or Keating Securities, LLC and disclaims any beneficial interest in the shares of Applied Spectrum's common stock to be acquired by KI Equity Partners III, LLC.

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the registrant has duly caused this information statement to be signed on its behalf by the undersigned thereunto duly authorized in the city of Upper Montclair, New Jersey.

                                  APPLIED SPECTRUM TECHNOLOGIES, INC.


Date:  December 15, 2005           By: /s/ Mark R. Littell
                                       ----------------------------------------
                                       Mark R. Littell, Chief Executive Officer